SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 3, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “Smart’s Final Extension of Deadline to May 31st, 2004 for Piltel Creditors to Make Exchange Offer”.

Security Code # CM-040

May 3, 2004

Philippine Stock Exchange

Disclosure Department

4/F Philippine Stock Exchange Center

PSE Center, Exchange Road

Ortigas Center, Pasig City

Attention: Atty. Jose G. Cervantes

Senior Vice President

Gentlemen:

In accordance with Sections 17.1 (b) and 17.3 of the Securities Regulation Code, enclosed is a copy of a Current Report with a press release attached thereto entitled “Smart’s Final Extension of Deadline to May 31st, 2004 for Piltel Creditors to Make Exchange Offer”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

May 3, 2004

Securities & Exchange Commission

Corporations Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we are submitting herewith five (5) copies of a Current Report with a press release attached thereto entitled “Smart’s Final Extension of Deadline to May 31st, 2004 for Piltel Creditors to Make Exchange Offer”.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

ANABELLE L. CHUA

Treasurer and Senior Vice President

SEC Number PW-55

File Number _______

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Company’s Full Name)

10th Floor, PLDT Tower I, Ayala Avenue, Makati City

(Company’s Address)

814-3664_______________

(Telephone Number)

_________________N.A._________________

(Fiscal Year Ending

(month & day)

CURRENT REPORT UNDER SECTION 17 OF THE

SECURITIES REGULATION CODE_________

(Form Type)

___________________N.A._________________

Amendment Designation (If applicable)

___________________N.A._________________

Period Ended Date

___________________N.A._________________

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE (“SRC”)

1. May 3, 2004 ________________

Date of Report (Date of earliest event reported)

2. SEC Identification Number __PW-55 _ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company __________________________

Exact name of registrant as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

Incorporation

7. 10th Floor PLDT Tower I, Ayala Avenue, Makati City__________ _____1200___

Address of principal office Postal Code

8. (632) 814-3664 ______________________________________________________

Registrant’s telephone number, including area code

9. Not Applicable_________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_______________________________________________________________________

_______________________________________________________________________

_______________________________________________________________________

Enclosed is a copy of a press release entitled “Smart’s Final Extension of Deadline to May 31st, 2004 for Piltel Creditors to Make Exchange Offer”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY ANABELLE L.CHUA Treasurer and Senior Vice President

Date : 3 May 2004

Distribution Copies: 5 copies - Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

SMART’S FINAL EXTENSION OF DEADLINE TO MAY 31ST, 2004

FOR PILTEL CREDITORS TO MAKE EXCHANGE OFFER

Manila, Philippines, May 3, 2004 – Further to its Press Releases of March 22nd, 2004 and April 21st, 2004, Smart Communications, Inc (“Smart”), a wholly-owned subsidiary of Philippine Long Distance Telephone Company (“PLDT”) (PSE:TEL) (NYSE:PHI), announced today that it has granted one further extension of the deadline to accept offers from creditors of Pilipino Telephone Corporation (“Piltel”) to sell their Piltel debt. Accordingly, the deadline for Piltel creditors to make an offer to sell their Piltel debt has been extended to the close of business (5:00 p.m., Manila time) on Monday, May 31st, 2004. All other material terms of the invitations issued by Smart on March 23rd, 2004 remain unchanged.

In its press release of April 21st 2004, Smart had extended its invitation to Piltel creditors to sell their Piltel debt to Smart to Friday, April 30th, 2004, and it was indicated in the same press release that some creditors required further time to complete their formal approvals.

Smart advises that, as of last Friday evening, some of those creditors submitted their offers and Smart has now received offers in respect of more than 50% of the aggregate value of the Piltel debt. This level is, however, still below the thresholds (both in aggregate and in respect of certain individual facilities) set by Smart.

Smart reiterates that it would not alter the economic terms upon which it would acquire the Piltel debt.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

Date: May 3, 2004